Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Christopher D. Menconi

Partner

+1.202.373.6173

cmenconi@morganlewis.com

August 30, 2016

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	World Currency Gold Trust (formerly known as Global Currency Gold Trust)

Amendment No. 2 to Registration Statement on Form S-1

Filed May 27, 2016

File No. 333-206640

Dear Ms. McManus:

This letter is submitted by World Currency Gold Trust (formerly known as Global Currency Gold Trust) (the “Registrant”) in response to your letter dated June 23, 2016, relating to the above referenced filing by the Registrant. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 3 to its Form S-1 via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Registrant’s responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Before responding to the specific comments, we would like to note certain differences in disclosure between Amendment No. 3 and Amendment No. 2 not resulting from responses to Staff comments:

1.	The name of the Trust has changed from “Global Currency Gold Trust” to “World Currency Gold Trust” and the name of the Fund has changed from “Global Currency Gold Fund” to “Long Dollar Gold Trust.” Accordingly, references to the Trust or the Fund have been updated, as appropriate, to reflect these changes.

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow

New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Tokyo   Washington   Wilmington

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

2.	Certain disclosure throughout the Prospectus has been moved or revised in order to address NFA Rules and CFTC Regulations concerning pool disclosure documents.

3.	State Street Global Markets, LLC will be the Marketing Agent. Accordingly, disclosure has been added regarding the duties of the Marketing Agent and the terms of the Marketing Agent Agreement.

General

1.	We note your response to comment 1 in your letters dated May 27, 2016 and November 20, 2015. We understand your position that only a small percentage of the Fund’s assets are exposed to counterparty risk each day based on daily settlement and historical changes in the value of the Reference Currencies comprising the FX Basket. As we continue to evaluate your response, please tell us what would happen in the event of a default by Merrill Lynch International. For example, it appears as though the Fund may be exposed to counterparty risk for greater than a T+3 time period to the extent the Fund is unable to find an alternative swap counterparty.

RESPONSE: In the event of an uncured default by Merrill Lynch International, the Fund would (1) declare an event of default and terminate the Gold Delivery Agreement, (2) seek to enter into a new agreement with a new Gold Delivery Provider, but (3) continue to operate as a physical gold ETF while the Fund used commercially reasonable efforts to enter into a new agreement within a reasonable timeframe as determined by the Fund. As a result, during this period, the value of the Fund’s Shares will be based solely on the value of the Gold Bullion held by the Fund, less expenses of the Fund’s operations. In other words, Shareholders will continue to have an indirect investment in Gold Bullion but without exposure to the Reference Currencies comprising the FX Basket. During this period, Shares will continue to trade on the Exchange and Authorized Participants will continue to deliver Gold Bullion to or receive Gold Bullion from the Fund in connection with the purchase or redemption of Creation Units. In short, if the Fund did not have a Gold Delivery Provider, it would perform like a standard physical gold ETF, e.g., the $40 billion SPDR® Gold Trust (Symbol: GLD®).

With respect to the terminated Gold Delivery Agreement with Merrill Lynch International, the Fund would seek to pursue Merrill Lynch International for any termination amount owed to the Fund under that Agreement.

Disclosure has been added to the prospectus describing the manner in which the Fund would operate in the event of default by Merrill Lynch International and the associated risks.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

Risk Factors, page 13

The Fund has entered into an agreement with the Gold Delivery Provider . . ., page 26

2.	Your revised disclosure references the financial statements filed by Bank of America Corporation. Please tell us whether Bank of America Corporation will guarantee the payment obligation of Merrill Lynch International under the Gold Delivery Agreement.

RESPONSE: Bank of America Corporation will guarantee the payment obligation of Merrill Lynch International under the Gold Delivery Agreement.

Description of the GLD Long USD Gold Index, page 39

Valuation of Reference Currencies Comprising the FX Basket in the Index, page 40

3.	Please explain to us, with a view towards disclosure, whether the pre-determined weightings attributed to the currencies comprising the FX Baskets may be changed, and if so, the frequency with which such change can occur. Please also explain, with a view towards disclosure, how the initial weightings were determined and what factors would be used to change the weightings in the future.

RESPONSE: The pre-determined weightings attributed to the currencies comprising the FX Baskets are fixed and will not change.

Disclosure has been added to explain that the weightings were determined by the U.S. Federal Reserve in 1978 and used in its “index of the weighted-average foreign exchange value of the U.S. dollar.”1 The weightings were later revised by the U.S. Federal Reserve in 1998 in its “new summary measures of the foreign exchange value of the dollar.”2

Since the weightings are fixed, there are no factors that would change the weightings in the future.

4.	Please add disclosure explaining why the reference currencies comprising the FX Basket will need to be reset to the pre-determined weightings at the close of each Index Business Day.

[1]	See Federal Reserve Bulletin August 1978, Volume 64, Number 8, p. 700, Index of the Weighted-Average Exchange Value of the U.S. Dollar: Revision.
[2]	See Federal Reserve Bulletin October 1998, Volume 84, Number 10, p. 811, New Summary Measures of the Foreign Exchange Value of the Dollar.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

RESPONSE: The value of each reference currency comprising the FX Basket is expected to fluctuate throughout the course of each Index Business Day, causing its weighting on the Index to diverge from its pre-determined weighting described in the Registration Statement. The Index is intended to produce a one-day profit or loss based on the movement of the constituent currencies against the U.S. dollar during that Index Business Day. As a result, the Reference Currency weightings at the close of each Index Business Day will need to be reset to reflect their pre-determined weightings in order to permit the index to start each day “flat”.

The Spot Rates of Each Reference Currency, page 40

5.	We note your revised disclosure on page 41 that a pre-defined spread set for each currency at each fix will be applied to the Trade Rate to calculate the opposite bid or offer. Please revise to clarify that the pre-defined standard spread is set to reflect liquidity at different times of day.

RESPONSE: The requested change has been made.

***

If you should have any questions, please do not hesitate to contact the undersigned at (202) 373-6173.

Very truly yours,

/s/ Christopher D. Menconi
Christopher D. Menconi

cc:	Gregory S. Collett, WGC USA Asset Management Company, LLC